Danielle Ozymandias

Co-Founder/ Co-Owner   The Burbank Witch

April 2024- Present



SKILLS

Accomplished baker with a passion for creating intention based cakes, pies, tarts, scones and breads. Skilled at developing recipes with traditional, vegan and gluten-free ingredients. Experienced Manager of small and large staff both front and back of house. Detail oriented Producer with 18 years of experience.

EXPERIENCE

Loft Ensemble, North Hollywood, LA, CA - *Associate Producer/ Literary Manager*

December 2021 - PRESENT

- Responsible for coordination and integration of all show elements affecting the cast and crew
- Coordinate show maintenance such as documentation, scheduling, communication and successful run of productions
- Responsible for show operation regarding weather, technical break-downs, performer injuries or call-outs and costuming problems
- Generate costume and prop breakdowns and build or borrow agreements.
- Provide performance feedback to cast members
- Provide performance feedback to production team
- Knowledge in lighting, audio, SFX, scenic and stage set-up systems
- Created playwriting development program: Loft is Lit.
- Organize artistic committee readers annually to read and give feedback on 400 submitted scripts
- Systematized an online submission and feedback form for up to 700 scripts annually
- Create and share social media posts as needed

EDUCATION

University of Oregon, Eugene, Oregon - *BA*